SEC 1745  Potential persons who are to respond to the collectin of information
(02-02) contained in this form are not required to respond unless the form contained displays a currently valid OMB control number.

                                                  OMB APPROVAL
                                                  OMB NUMBER 3235-0145
                                                  Expires:  October 31, 2002
                                                  Estimated average burden hours
                                                  per response..10.7



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                          (Amendment No. ____________)*

                            Point Therapeutics, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                 730694 10 6
                                 (CUSIP Number)

                                 March 15, 2002
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [    ]   Rule 13d-1(b)

         [X ]     Rule 13d-1(c)

         [    ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). CUSIP No. 730694 10 6

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).

                           Thomas M. Claflin


2.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b)      X

3.       SEC Use Only

4.       Citizenship or Place of Organization             Massachusetts


Number of         5.  Sole Voting Power
Shares
Beneeficially
Owned by
Each              6.  Shared Voting Power        348,306 shares held by Claflin Capital VI
Reporting                                        244,535 shares of Claflin Capital, VII
Person With                                      207,309 shares held by Black Diamond Fund, L.P.

                  7.  Sole Dispositive Power

                  8.  Shared Voting Power       348,306 shares held by Claflin Capital VI
                                                244,535 shares of Claflin Capital, VII
                                                207,309 shares held by Black Diamond Fund, L.P.

9.       Aggregate Amount Beneficially Owned    800,150 (ownership disclaimed pursuant to
         by Each Reporting Person               Rule 13d-4 of the Securities Exchange Act
                                                of 1934)

10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)  X

11.      Percent of Class Represented by Amount in Row (9)    8.56%

12.      Type of Reporting Person (See Instructions)            IN

Item 1(a).        Name of Issuer:

                          Point Therapeutics, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           75 Kneeland Street, 10th Floor
                           Boston, Massachusetts 02111

Item 2(a).        Name of Person Filing:

                           Thomas M. Claflin

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                          c/o Claflin Capital Management, Inc.
                          10 Liberty Square, Suite 300
                          Boston, Massachusetts 02109

Item 2(c).        Citizenship:

                          Massachusetts

Item 2(d).        Title of Class of Securities:

                          Common Stock, Par Value $0.01 Per Share

Item 2(e).        CUSIP Number:

                          730694 10 6

Item 3.           If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is filing is a:

(a)      [    ]   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)      [    ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)      [    ]   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)      [    ]   Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)      [    ]   An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);
(f)      [    ]   An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F);
(g)      [    ]   A parent holding company or control person in accordance withss.240.13d-1(b)(1)(ii)(G);
(h)      [    ]   A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)      [    ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)      [    ]   Group, in accordance withss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership

(a)      Amount beneficially owned: 800,150 (ownership disclaimed pursuant to
                                             Rule 13d-4 of the Securities
                                             Exchange Act of 1934)

(b)      Percent of class: 8.56%

(c)      Number of shares as to which the person has:

         (i)      Sole power to vote or to direct the vote

         (ii)     Shared power to vote or to direct the vote

                        348, 306 shares held by Claflin Capital VI,
                        244,535 shares held by Claflin Capital VII
                        207,309 shares held by Black Diamond Fund, L.P.

         (iii)    Sole power to dispose or to direct the disposition of vote

                        348, 306 shares held by Claflin Capital VI,
                        244,535 shares held by Claflin Capital VII
                        207,309 shares held by Black Diamond Fund, L.P.

         (iv)     Shared power to dispose or to direct the disposition of

                        348, 306 shares held by Claflin Capital VI,
                        244,535 shares held by Claflin Capital VII
                        207,309 shares held by Black Diamond Fund, L.P.

Item 5.           Ownership of Five Percent or Less of a Class

                           Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                           Not applicable.

Item 8.           Identification and Classification of Members of the Group

                           Not applicable.

Item 9.           Notice of Dissolution of Group

                           Not applicable.

Item 10. Certification


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      September 5, 2002
                                                         Date

                                                    /s/Thomas M. Claflin
                                                           Signature
                                                     Thomas M. Claflin
                                                     Name/Title

   Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)